September 18, 2025

Tarek Tabsh
Chief Executive Officer
Relativity Acquisition Corp
3753 Howard Hughes Pkwy Suite 200
Las Vegas, NV 89169

       Re: Relativity Acquisition Corp
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-41283
Dear Tarek Tabsh:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services